SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such Notification of Registration submits the following information:

Name:
AMERICAN FUNDS GLOBAL BALANCED FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

One Market
Steuart Tower, Suite 1800
San Francisco, CA  94105

Telephone Number (including area code):

 415/421-9360

Name and Address of Agent for Service of Process:

Liliane Corzo, Esq.
Fund Business Management Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the
Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES: X         NO:

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 15th day of November, 2010.

Signature:

AMERICAN FUNDS GLOBAL BALANCED FUND   (Name of Registrant)

By:	/s/ Herbert Y. Poon
Herbert Y. Poon, Trustee

Attest:	/s/ Vincent P. Corti
Vincent P. Corti, Trustee